Selim YILMAZ, M.Sc., MIMMM.

DAMA Engineering Inc.

Ankaralılar Caddesi 2562 Sokak 1/14A, Ankara-Turkey

March 21, 2022

British Columbia Securities Commission

Alberta Securities Commissions

Dear Sirs/Mesdames:

Re: EMX Royalty Corporation (the "Company")

I, Selim YILMAZ, hereby confirm that I am the author of the Technical Report entitled "Gediktepe Project - Balıkesir Province, Turkey, NI 43-101 Royalty Technical Report " dated March 21, 2022 (the "The Technical Report"). I do hereby consent to any extracts from, or a summary of the Technical Report being included in the Annual Information Form of EMX Royalty Corporation dated March 25, 2022 (the "Disclosure Document") and to the Technical Report with the Securities regulatory authority referred above.

I also certify that I have read the writing disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written Disclosure Document being filed by EMX Royalty Corporation contains any misrepresentation of the information contained in the Technical Report.

Dated March 21, 2022

Yours truly,

Selim YILMAZ, M.Sc., MIMMM.

DAMA Engineering Inc.